SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )*

                                GTC Telecom Corp.

                                (Name of Issuer)

                          Common Stock, $.001 par value

                         (Title of Class of Securities)

                                   36230F 10 2

                                 (CUSIP Number)

                                  Vi Bui, Esq.
                                Cutler Law Group
                       610 Newport Center Drive, Suite 800,
                     Newport Beach, CA 92660  (949) 719-1977

                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications

                                December 14, 2000

             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

Note:  Schedules  filed in paper format shall include a signed original and five
----
copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities and Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP  NO.  36230F  10  2

1. NAME OF REPORTING PERSONS - I.R.S. IDENTIFICATION NUMBERS OF ABOVE PERSONS (entities only):

       Eric Clemons

2.     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP:

                                                            [  ]  A
                                                            [  ]  B

3.     SEC  USE  ONLY:



4.     SOURCE  OF  FUNDS:  SC



5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):



6.     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION:

       Eric Clemons  is  a  citizen  of  the  United  States.

7.     SOLE  VOTING  POWER:    750,522


8.     SHARED  VOTING  POWER:   -0-


9.     SOLE  DISPOSITIVE  POWER:    750,522


10.     SHARED  DISPOSITIVE  POWER   -0-


11.     AGGREGATE  AMOUNT  OWNED  BY  EACH  REPORTING  PERSON:  750,522


12.     CHECK  BOX  IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:


13.     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW (11)          3.68%


14.     TYPE  OF  REPORTING  PERSON   IN

ITEM  1.     Security  and  Issuer.
--------     ----------------------

Common Stock, $0.001 par value, of GTC Telecom Corp., 3151 Airway Avenue, Suite P-3, Costa Mesa, CA 92626.

ITEM  5.     Interest  in  Securities  of  the  Issuer
--------     -----------------------------------------

(a) Of the 20,371,622 shares of Common Stock outstanding, Eric Clemons owns 750,522 shares, or 3.68% of the total shares. The 750,522 shares owned by Mr. Clemons includes 100,000 options, immediately exercisable and granted pursuant to his employment agreement with the Issuer.

(b) Mr. Clemons has sole dispositive and voting power over 750,522 shares of the Issuer.

(c) During the past sixty days, Mr. Clemons did not complete any transactions in the Issuer's class of common stock.

(d)     Not applicable.

(e) On December 14, 2000, Mr. Clemons ceased to be the beneficial owner of more than five percent of the Issuer's securities.

ITEM  7.     Materials  to  be  Filed  as  Exhibits.
--------     ---------------------------------------

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  September  27,  2001

                                          /s/ Eric Clemons
                                       _____________________________
                                       Eric Clemons